SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE, 2003

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s Name into English)

Calle 50 y Aquilino de la Guardia
Apartado 6-1497
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F |x|   Form 40-F |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes |_|   No |x|

        If “Yes” is marked, indicate below the file assigned to the registrant in connection with Rule 12g-3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

        June 6, 2003

BANCO LATINOAMERCIANO DE EXPORTACIONES, S.A.

By:	/s/ Pedro Toll —————————— Pedro Toll General Manager

INDEX OF EXHIBITS

Exhibit 99.(I) - Balance Sheets and Statements of Income of BLADEX(1) for the months of January through April 2003 as posted on the website of the Superintendency of Banks of Panama in May, 2003.

Exhibit 99.(II) - Balance Sheets and Statements of Income of BLADEX(1) for the months of January through April 2003 posted on the website of the Superintendency of Banks of Panama in May, 2003 translated into the English language as required by Rule 12b-12(d) of the Securities Exchange Act of 1934, as amended.

(1)	Includes only Panama - New York accounts.